Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 2, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE VOLUME OF 83 MILLION CONTRACTS IS ALL-TIME RECORD;
AVERAGE DAILY VOLUME OF 3.77 MILLION IS UP 58%
New Records Set Across The Board

CHICAGO, April 2, 2007 — The Chicago Board Options Exchange (CBOE) announced today that March was the busiest month ever at CBOE, with total volume of 83 million contracts, an increase of 51% over March 2006’s volume of 55.0 million contracts.  This month’s volume shatters the previous record, established last May, of 70.5 million contracts.  Average daily volume for the month was a record-breaking 3.8 million contracts, an increase of 58% over March 2006.

New records were set at CBOE during March for volume in multiple products as market volatility increased and investors turned to the options market for portfolio protection and to manage risk.  A new record was set for volume in equity options, with 40.3 million contracts trading, breaking the previous record of 38.4 million contracts set in October 2006.  Average daily volume in equity options was 1.8 million contracts.

A new record was also set for total Index options volume, with 42.6 million contracts trading, beating the previous record of 33.4 million contracts set in May 2006.  New records were set in a number of indexes at CBOE, including S&P 500 Index (SPX) options and CBOE Volatility Index (VIX) options, the industry’s preeminent barometer of market volatility and investor sentiment.

Total Volume	March 2007 Volume (22 days)	% Change vs March 2006 (23 days)	% Change vs Feb 2007 (19 days)	Year-To- Date Volume (61 days)	% Change vs 2006 (62 days)
Industry Total	228,595,638	+39%	+25%	609,422,787	+25%

CBOE Total	82,963,812	+51%	+35%	205,577,942	+33%
Avg Daily Vol	3,771,082	+58%	+17%	3,370,130	+35%
Equity	40,308,397	+22%	+17%	112,065,368	+17%
Index & ETF	42,654,643	+93%	+58%	93,509,543	+60%
ETF (only)	19,346,484	+79%	+55%	42,054,062	+66%
Open Interest	215,853,539	+33%	+9%	—	—

CBOE’s Market Share Increases Significantly to 36.3%

CBOE extended its lead position in the options industry with an increase in market share of 2.8% over March 2006, to 36.3% of total industry volume. Year-to-date, CBOE’s total market share of 33.7% is nearly two percentage points ahead of 2006.  CBOE’s market share in multiply listed index and ETF options was 40.7%, down from last month’s 42.1%, but a slight increase from the previous year.

CBOE Market Share	March 2007 Market Share	% Change vs March 2006	% Change vs Feb 2007	Year-To-Date Market Share	% Change vs 2006
Exchange	36.3%	+2.8%	+2.8%	33.7%	+1.9%
Equity	26.8%	-.1%	+1.1%	25.6%	Unchanged
Index & ETF	40.7%	+.4%	-1.4%	40.7%	+1.2%
(multiple listings only)				(last 12 months)

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Page 2/4  CBOE March 2007 Volume Summary

CBOE Stock Exchange (CBSX) Launches on March 5th;
S&P 500 Index (SPX) and VIX Options Set New All-Time Volume Records

•                        The CBOE Stock Exchange (CBSX) was launched on March 5th.  Volume at the newest U.S. stock exchange totaled 54,152,030 shares for the month, with 111,078 trades executed.  Average daily volume was 2,707,602 shares.   CBSX launched with five stocks, and by month’s end had 282 stocks listed for trading.

•                          The top five most-actively traded index and ETF options at CBOE during March were: S&P 500 Index (SPX), iShares Russell 2000 Index Fund (IWM), Standard & Poor’s Depositary Receipts (SPY), Nasdaq-100 Index Tracking Stock (QQQQ) and CBOE Volatility Index (VIX).

•                          Trading in S&P 500 Index (SPX) options set new single-day, weekly and monthly records during March.  On March 14th, 1,833,022 SPX contracts traded, breaking the single day record of 1,287,151 traded on May 19, 2006.  The week of March 12 to 16 was the busiest week on record, with more than 5 million contracts trading, outpacing the record set the week before when 4.35 million contracts traded.  For the month, 16.7 million SPX contracts traded, surpassing the previous monthly record of 11.1 million contracts, set in May 2006.

•                          Options on the CBOE Volatility Index (VIX) set a new record for monthly volume of 1,575,245 contracts, besting the previous record of 1,020,097 contracts set in May 2006. A new single-day volume record was established on March 8th when 208,872 contracts trading, breaking the previous record of 162,856 contracts traded on August 14, 2006.   Average daily volume in VIX options during March was a record-setting 71,602 contracts, making VIX the fifth most actively traded Index or ETF at CBOE.

New monthly records were also set for the following indexes and ETFs at CBOE:

•                  i-Shares Trust Russell 2000 Index Fund (IWM): 7,311,583
Previous record: June, 2006— 7,026,953

•                  S&P 500 Depositary Receipts (SPY): 4,276,541
Previous record: March 2006 — 3,905,681

•                  Nasdaq- 100 Shares (QQQ): 4,134,376
Previous record:  March 2004 — 3,704,550

•                  Russell 2000 Index (RUT): 453,043
Previous record: February 2007— 408,347

CFE’s March Volume Gains 25% Over February, and 151% Over March 2006

Volume of 58,527 contracts at the CBOE Futures Exchange, LLC (CFE) was the Exchange’s second best month ever and an increase of 151% over March 2006’s volume of 23,318 contracts.  Average daily volume during March was 2,660 contracts.  At month’s end, total open interest stood at 44,079 contracts, up 11% from last month and an increase of 60% over the end of March 2006.

Volume in VIX futures (ticker symbol VX) totaled 54,020 contracts, the second busiest month ever.  Volume in futures on the CBOE Dow Jones Industrial Average Volatility Index (ticker symbol DV) was 3,309 contracts.

CFE Total Volume	Mar 2007 Volume	% Change vs Mar 2006	% Change vs Feb 2007	Year-To-Date Volume	% Change vs 2006
Exchange	58,527	+151%	+25%	152,450	+122%
Avg Daily Vol	2,660	+162%	+8%	2,499	+141%
Open Interest	44,079	+60%	+11%	—	—

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Page 3/4  CBOE March 2007 Volume Summary

CBOE Individual Index Volume Figures For March 2007

Symbol	Product	Total Volume	% Change vs Mar 06	% Change vs Feb 07	Open Interest	% Change vs 2006
SPX	S&P 500 Index	16,736,948	+119%	+66%	8,897,517	+24%

XSP	Mini-S&P 500 Ind	157,828	+37%	+26%	958,610	+13%

SPY	Standard & Poor’s Depositary Receipts (SPDRs)	4,276,541	+9%	+102%	6,294,278	+89%

VIX	CBOE Volatility Index (options)	1,575,245	+767%	+82%	987,579	+521%

OEX	S&P 100 Index	1,515,482	+16%	+32%	328,791	-5%
	(American-Style Exercise

XEO	S&P 100 Index	484,518	+125%	+102%	162,787	+32%
	(European-Style Exercise

DJX	Dow Jones Industrial Average	766,030	+40%	+26%	668,962	+6%

DIA	DIAMONDS Trust, Series 1	754,888	-16%	+38%	1,192,748	+1%

NDX	Nasdaq-100 Index	825,583	+41%	+20%	617,249	-9%

MNX	CBOE Mini-NDX Index based on Nasdaq-100)	545,485	+70%	+105%	1,823,651	+15%

QQQ	Nasdaq-100 Index Tracking Stock	4,134,376	+87%	+28%	7,278,206	+29%

RUT	Russell 2000 Index	453,043	+150%	+11%	932,714	+174%

IWM	iShares Russell 2000 Index Fund	7,311,583	+204%	+51%	7,843,241	+95%

SMH	Semiconductor HOLDRs Trust	227,674	+2%	+96%	904,475	+7%

OIH	Oil Services HOLDRs Trust	270,260	-6%	+3%	808,711	+55%

XLE	Energy Select SPDR	348,623	-18%	+100%	1,262,883	+36%

EEM	iShares MSCI Emerging Markets Index	632,618	+1821%	+135%	625,561	+2388%

CBOE, the largest U.S. options exchange and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Lynne Howard-Reed                           Gary Compton

(312) 786-7123                                       (312) 786-7612

howardl@cboe.com                             comptong@cboe.com

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Page 4/4  CBOE March 2007 Volume Summary

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO® and OEX® are registered trademarks of Chicago Board Options Exchange, Incorporated. SPXSM, MNXSM and “PowerPacksSM” are service marks of Chicago Board Options Exchange, Incorporated.  CFESM and CBOE Futures Exchange are service marks of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc.  Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement.  The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq-100 Index Tracking StockSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “HOLding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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